February 4, 2009

Jeffrey P. Riedler,

Assistant Director,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, NE,

Washington, DC 20549-3628.

Re:	The PMI Group, Inc.
Registration Statement on Form S-3
Registration No. 333-156955
Filed on January 27, 2009

Dear Mr. Riedler:

On behalf of our client, The PMI Group, Inc. (the “Company”), we have set forth below the Company’s response to the comment set forth in the Staff’s letter, dated February 3, 2009, relating to the Registration Statement on Form S-3 filed by the Company on January 27, 2009 (the “Registration Statement”).

For ease of reference, we reproduce below the comment, and include under the comment the Company’s response.

General

Eligibility to Use Form S-3

1.

In order for you to be eligible to register shares pursuant to Form S-3, you must meet the requirements, among others, of General Instruction I.B.1 of Form S-3. General Instruction I.B.1 requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of your company to be at least $75 million. The instruction to General Instruction I.B.1 states that the computation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of your company shall be computed using the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal

Mr. Jeffrey P. Riedler	2

market for such common equity as of a date within 60 days prior to the date of filing. Please provide a detailed analysis supporting your determination that you meet the public float requirements as set forth in General Instruction I.B.1. Please note that if you do not meet these requirements, your registration statement will be subject to General Instruction I.B.6 of Form S-3 which limits the volume of securities you may sell under your current registration statement by requiring that the aggregate market value of securities sold by or on behalf of your company during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of your company.

The Company filed the Registration Statement on January 27, 2009. We have been advised by the Company that as of January 26, 2009, there were 82,042,733 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), outstanding, which is the only class of common equity of the Company currently outstanding. As of such date, the closing per share sales price of the Common Stock on the New York Stock Exchange (the principal market for the Common Stock) was $1.58, as reported by Bloomberg. Accordingly, the aggregate market value of the Company’s outstanding voting and non-voting common equity as of January 26, 2009 was approximately $129,627,518.

We have been advised by the Company that as of January 26, 2009, the Company’s directors and executive officers held an aggregate of 249,369 shares of Common Stock, including restricted stock. The Company has further advised us that other than the Company’s directors and executive officers, the Company is not aware of any other of its affiliates that hold Common Stock. Accordingly, based on the foregoing, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company as of January 26, 2009 (a date within 60 days prior to the filing of the Registration Statement) is as follows:

Aggregate Market Value of Outstanding Common Equity (82,042,733*1.58)		$129,627,518
Minus Aggregate Market Value of Common Equity Held by Affiliates (249,369 * 1.58)	-$	394,003

Aggregate Market Value of Common Equity Held by Non-Affiliates		$129,233,515

Mr. Jeffrey P. Riedler	3

As demonstrated in the calculations set forth above, the aggregate market value of common equity held by non-affiliates as of January 26, 2009 was greater than $75 million.

Based on Schedule 13G filings by third parties as of various dates, the Company is aware that there may be stockholders who hold greater than ten percent of the outstanding Common Stock. In particular, on January 23, 2009, Old Republic International Corporation filed a Schedule 13G indicating that it, together with certain affiliated entities, has beneficial ownership of 9,189,000 shares of Common Stock (representing 11.2% of the outstanding Common Stock as of January 26, 2009) and on February 14, 2008, FMR LLC filed a Schedule 13G indicating that it, together with certain affiliated entities, has beneficial ownership of 9,021,057 shares of Common Stock (representing 11.0% of the outstanding Common Stock as of January 26, 2009). Although we have been advised by the Company that it does not believe that either Old Republic International Corporation or FMR LLC should be considered affiliates of the Company for purposes of determining the Company’s public float under Form S-3, even if those two entities were considered affiliates for purposes of the calculation, based on the foregoing information, the Company’s public float would be greater than $75 million as of January 26, 2009:

Aggregate Market Value of Outstanding Common Equity (82,042,733 * 1.58)		$129,627,518
Minus Aggregate Market Value of Common Equity Held by Affiliates (249,369 * 1.58)	-$	394,003
Minus Aggregate Market Value of Common Equity Held by Old Republic International Corporation (9,189,000 * 1.58)[1]	-$	14,518,620
Minus Aggregate Market Value of Common Equity Held by FMR LLC (9,021,057 * 1.58)[2]	-$	14,253,270

Aggregate Market Value of Common Equity Held by Non-Affiliates (excluding shares held by Old Republic International Corporation and FMR LLC)		$100,461,625

[1]	Based on the Schedule 13G filed by Old Republic International Corporation on January 23, 2009.

[2]	Based on the Schedule 13G filed by FMR LLC on February 14, 2008.

Mr. Jeffrey P. Riedler	4

Based on the foregoing calculations, the Company respectfully submits that it meets the public float requirements set forth in General Instruction I.B.1.

If you have any questions or comments concerning the matters discussed above, please call me at (650) 461-5610.

Very truly yours,

/s/ John L. Savva
John L. Savva

cc:	Nandini Acharya
(Securities and Exchange Commission)

Donald P. Lofe, Jr., Chief Financial Officer and Chief
Administrative Officer

Andrew D. Cameron, Group Senior Vice President and
General Counsel
(The PMI Group, Inc.)